================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                               -----------------

                                      IXIA
                                (Name of Issuer)

                               -----------------

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    45071R109
                                 (CUSIP Number)

                                DECEMBER 31, 2011
             (Date of Event Which Requires Filing of this Statement)

                               -----------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [_] Rule 13d-1(b)

       [X] Rule 13d-1(c)

       [_] Rule 13d-1(d)

                               -----------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP NO. 45071R109                    13G                           PAGE 2 OF 8

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         (I.R.S. Identification Nos. of above persons (entities only)

         Addington Hills Ltd.
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]    (b) [_]
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

         Bahamas
-------------------------------------------------------------------------------
                5    SOLE VOTING POWER

                     0 shares
                ---------------------------------------------------------------
                6    SHARED VOTING POWER
NUMBER OF
SHARES               9,752,894 shares, the voting power of which is shared with
BENEFICIALLY         (i) The Tango Trust and (ii) Rhone Trustees (Bahamas) Ltd.,
OWNED BY             as Trustees of The Tango Trust.
EACH            ---------------------------------------------------------------
REPORTING       7    SOLE DISPOSITIVE POWER
PERSON WITH
                     0 shares
                ---------------------------------------------------------------
                8    SHARED DISPOSITIVE POWER

                     9,752,894 shares, the dispositive power of which is shared with (i) The Tango Trust and (ii) Rhone Trustees (Bahamas) Ltd., as Trustees of The Tango Trust.
-------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,752,894 shares
-------------------------------------------------------------------------------
 10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

-------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         14.0%
-------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

CUSIP NO. 45071R109                    13G                           PAGE 3 OF 8

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         (I.R.S. Identification Nos. of above persons (entities only)

         The Tango Trust
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]    (b) [_]
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

         Bahamas
-------------------------------------------------------------------------------
                5    SOLE VOTING POWER

                     0 shares
                ---------------------------------------------------------------
                6    SHARED VOTING POWER
NUMBER OF
SHARES               9,752,894 shares, the voting power of which is shared with
BENEFICIALLY         (i) The Tango Trust and (ii) Rhone Trustees (Bahamas) Ltd.,
OWNED BY             as Trustees of The Tango Trust.
EACH            ---------------------------------------------------------------
REPORTING       7    SOLE DISPOSITIVE POWER
PERSON WITH
                     0 shares
                ---------------------------------------------------------------
                8    SHARED DISPOSITIVE POWER

                     9,752,894 shares, the voting power of which is shared with
                     (i) The Tango Trust and (ii) Rhone Trustees (Bahamas) Ltd., as Trustees of The Tango Trust.
-------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,752,894 shares
-------------------------------------------------------------------------------
 10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

-------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         14.0%
-------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

CUSIP NO. 45071R109                    13G                           PAGE 4 OF 8

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         (I.R.S. Identification Nos. of above persons (entities only)

         Rhone Trustees (Bahamas) Ltd. (formerly Pictet Overseas Trust Corporation Limited)
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]    (b) [_]
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

         Bahamas
-------------------------------------------------------------------------------
                5    SOLE VOTING POWER

                     0 shares
                ---------------------------------------------------------------
                6    SHARED VOTING POWER
NUMBER OF
SHARES               9,752,894 shares, the voting power of which is shared with
BENEFICIALLY         (i) Addington Hills Ltd. and (ii) The Tango Trust.
OWNED BY        ---------------------------------------------------------------
EACH            7    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          0 shares
                ---------------------------------------------------------------
                8    SHARED DISPOSITIVE POWER

                     9,752,894 shares, the dispositive power of which is shared with (i) Addington Hills Ltd. and (ii) The Tango Trust.
-------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,752,894 shares
-------------------------------------------------------------------------------
 10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

-------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         14.0%
-------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

CUSIP NO. 45071R109                    13G                           PAGE 5 OF 8

ITEM 1(A)   NAME OF ISSUER:

            Ixia

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            26601 W. Agoura Road, Calabasas, CA 91032

ITEM 2(A)   NAME OF PERSON FILING:

            This Statement is being filed by Addington Hills Ltd. ("Addington"), by The Tango Trust (the "Trust") and by Rhone Trustees (Bahamas) Ltd. (the "Trustee"), as trustees of The Tango Trust. The persons filing this Statement are sometimes together referred to as the "Reporting Persons." Addington is the record owner of the shares. The Trust is the beneficial owner of the equity interest in Addington. The Trustee is the trustee of the Trust.

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The address of the principal business office of Addington is Bayside Executive Park, Building No. 1 West Bay Street, P.O. Box N-4837, Nassau, Bahamas. The address of the principal business office of the Trust and of the Trustee is Bayside Executive Park, Building No. 1 West Bay Street, P. O. Box N-4837, Nassau, Bahamas.

ITEM 2(C)   CITIZENSHIP:

            Addington is a company organized under the laws of the Bahamas. The Trust is a trust organized under the laws of the Bahamas. The Trustee is a company organized under the laws of the Bahamas.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(E)   CUSIP NUMBER:

            45071R109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO (S)(S)240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)  [_]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

(b)  [_]  Bank as defined in section 3(a)(6) of the of the Act (15 U.S.C.
          78c).

(c) [_] Insurance company as defined in section 3(a)(19) of the of the Act (15 U.S.C. 78c).

(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [_]  An investment adviser in accordance with
          (S)240.13d-1(b)(1)(ii)(E);

(f)  [_]  An employee benefit plan or endowment fund in accordance with
          (S)240.13d-1(b)(1)(ii)(F);

CUSIP NO. 45071R109                    13G                           PAGE 6 OF 8

(g)  [_]  A parent holding company or control person in accordance with
          (S)240.13d-1(b)(1)(ii)(G).

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [_]  A non-US institution in accordance with (S)240.13d-1(b)(1)(ii)(J).

(k)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(K).

Not applicable

ITEM 4.     OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:                                       9,752,894 shares

(b)  Percent of class:                                                      14.0%

(c)  Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote                         0 shares

     (ii) Shared power to vote or to direct the vote                  9,752,894 shares

     (iii) Sole power to dispose or to direct the disposition of          0 shares

     (iv) Shared power to dispose or to direct the disposition of     9,752,894 shares

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

            Instruction:   Dissolution of a group requires a response to this
            item.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 9,752,894 shares of Ixia Common Stock beneficially owned by all of the Reporting Persons.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable

ITEM 10.    CERTIFICATION

            Not applicable

CUSIP NO. 45071R109                    13G                           PAGE 7 OF 8

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date: February 8, 2012

                                    ADDINGTON HILLS LTD.


                                    By: Mehi River Corp., a Director


                                        By: /s/ Kimberly Strachan
                                            ------------------------------------
                                        Print Name: KIMBERLY STRACHAN
                                        Title: DIRECTOR


                                    By: Tia River Corp., a Director


                                        By: /s/ Katrina Montgomery
                                            ------------------------------------
                                        Print Name: KATRINA MONTGOMERY
                                        Title: DIRECTOR


                                    RHONE TRUSTEES (BAHAMAS) LTD.,
                                    on behalf of itself and as Trustees of The
                                    Tango Trust


                                    By: /s/ Kimberly Strachan
                                        ----------------------------------------
                                    Print Name: KIMBERLY STRACHAN
                                    Title: DIRECTOR


                                    By: /s/ Katrina Montgomery
                                        ----------------------------------------
                                    Print Name: KATRINA MONTGOMERY
                                    Title: DIRECTOR

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP NO. 45071R109                    13G                           PAGE 8 OF 8

                                  EXHIBIT INDEX

Exhibit Number   Exhibit                                                   Page
--------------   -------------------------------------------------------   -----------------
       1         Agreement to File Joint Statements on Schedule 13G/(1)/   Page 8 of 8 pages

----------
(1)  Incorporated by reference to the Reporting Persons' Amendment No. 1 to
     Schedule 13G filed with the Commission on February 10, 2011.